FILE NO. 811-10467


                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  FORM N-18F-1

                 Notification of Election Pursuant to Rule 18f-1
                    Under the Investment Company Act of 1940


                        Causeway Capital Management Trust


                            NOTIFICATION OF ELECTION

      The undersigned registered open-end investment company, on behalf of its series, the Causeway International Value Fund (the "Fund"), hereby notifies the Securities and Exchange Commission that the Fund elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.


                                    SIGNATURE

      Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the Registrant has caused this Notification of Election to be duly executed on its behalf in the City of Los Angeles and the State of California on the 4th day of December, 2001.

                                          Causeway Capital Management Trust



                                          By:  /s/ Turner Swan
                                               ---------------------------------
                                               Turner Swan
                                               President and Secretary





Attest: /s/ Gracie V. Fermelia
        -------------------------------
        Gracie V. Fermelia
        Assistant Secretary and Trustee